FORM N-8A


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(A) OF THE
                         INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

     Name:     MATRIX DEFINED TRUSTS

     Address of Principal Business Office (No. & Street, City, State Zip Code):

               335 Madison Avenue, 11th Floor
               New York, NY  10017

     Telephone Number (including area code):  (212) 652-3290

     Name and address of agent for service of process:

               Christopher Anci, President
               335 Madison Avenue, 11th Floor
               New York, NY  10017

     Check appropriate box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A.

                          YES                 NO   X
                               ---                ---





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                                OTHER INFORMATION

  ITEM 1.   Exact Name of Registrant

            Matrix Defined Trusts

  ITEM 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

            State of New York

  ITEM 3.   Form of organization of registrant.

            Trust

  ITEM 4.   Classification of registrant

            Unit Investment Trust

  ITEM 5. If registrant is a management company: (a) state whether registrant is a "closed-end" company or an "open-end" company; (b) state whether registrant is registering as a "diversified" company or a "non-diversified" company.

            Not Applicable

  ITEM 6.   Name and address of each investment adviser of registrant.

            None

  ITEM 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

            Not Applicable

  ITEM 8. If registrant is an unincorporated investment company not having a board of directors:

      (a)   state the name and address of each sponsor of registrant;

            Matrix Capital Group, Inc.
            335 Madison Avenue, 11th Floor
            New York, NY  10017




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      (b)   state the name and address of each officer and director of each sponsor of registrant;

            Directors:
            Peter N. Marron
            30 East 65th Street Apt. 16C
            New York, New York 10065-7013

            Eva Sarkany
            61-16 184th Street
            Fresh Meadows, New York 11365-2117

            Christopher Anci
            219 East 66th Street Apt. 4C
            New York, New York 10021

            Officers:
            Christopher Anci - President
            219 East 66th Street Apt. 4C
            New York, New York 10021

            David Ganley - Senior Vice President
            290 Westpark Lane
            Clifton Heights, Pennsylvania 19018

            Jennifer Sarkany - Vice President
            245 East 87th Street, #7D
            New York, New York 10128

      (c) state the name and address of each trustee and each custodian of registrant.

            The Bank of New York
            2 Hanson Place, 12th Floor
            Brooklyn, New York 11217




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  ITEM 9.

      (a) State whether registrant is currently issuing and offering its securities directly to the public.

            No

      (b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

            Not Applicable

      (c) If the answer to Item 9(a) is "no" and the answer to item 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities.

            Yes

      (d) State whether registrant has any securities currently issued and outstanding.

            No

      (e) If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

            Not Applicable

  ITEM 10.  State the current value of registrant's total assets.

            Not Applicable

  ITEM 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958.

            No

  ITEM 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its security holders, if any.

            Not Applicable




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     Pursuant to the requirements of the Investment Company Act of 1940, the
Depositor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the City of New York and State of New York on the 10th day of January, 2008.

                                    Matrix Defined Trusts


                                    By:     /s/ Christopher Anci
                                       ------------------------------
                                       Name:  Christopher Anci
                                       Title:  President


ATTEST:


By:     /s/ Jennifer Sarkany
   ------------------------------
   Name: Jennifer Sarkany
   Title:  Secretary
















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